February 20, 2007

By EDGAR Transmission and by Courier

Ms. Donna Levy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 7010

Re:	SulphCo, Inc.
Amendment no. 1 to Registration Statement on Form S-3
Filed February 1, 2008
File No. 333-148499

On behalf of SulphCo, Inc. (“SulphCo,” or the “Company”), we hereby submit the Company’s responses to the comments of the staff of the Securities and Exchange Commission set forth in the staff’s letter, dated February 19, 2008, regarding the above referenced registration statement on Form S-3.

For the convenience of the staff, each of the staff’s comments is included herein and is followed by the corresponding response.

Form S-3

General

SEC Comment

1.
Please provide us with two copies of the amendment, precisely marked to reflect changes from the version you initially filed on January 7, 2008. We may have additional comments after reviewing the marked copy.

SulphCo Response

Attached to this response is the marked copy of the amendment reflecting changes from the version the Company initially filed on January 7, 2008. Exhibits were previously filed with the SEC, and as such, have not been included in the marked copy.

SEC Comment

2.
In that regard, you are required to file via EDGAR a version of the registration statement that reflects the changes you have made, and you have not done so. Make sure that you comply with Item 310 of Regulation S-T going forward.

SulphCo Response

The Company acknowledges this requirement and will comply going forward. An EDGAR version of the registration statement reflecting the changes that have been made is attached to this response letter.

SEC Comment

3.
In future correspondence, indicate precisely how you have addressed the staff’s concerns. Also use page references to tell us precisely where you have made responsive changes in the marked version of the document. Statements such as “The Company has reported to us that it will include the discussion. . . in the amended Form S-3” are not helpful.

SulphCo Response

The Company acknowledges this comment and will comply in future correspondences.

SEC Comment

4.	We note your response to our prior comment 2. Please delete the last paragraph of the risk factor you added on page 13, as it mitigates the risk described.

SulphCo Response

Please see the attached Exhibit A, which reflects the proposed change to page 13, in accordance with the staff’s comment number 4.

SEC Comment

Where You can Find More Information, page 26

5.
We note you filed a Form 8-K on February 8, 2008. Please specifically incorporate this filing by reference and any subsequent reports that you file as required by Item 12 of Form S-3. For future filings that you may make on Form S-3, please refer to Interpretation No. 69 of the Regulation S-3 section of the Division of Corporation Finance’s July 1997 Manual of Publicly Available Telephone Interpretations for language that you may insert into the Form S-3 at the time you initially file it that allows you to incorporate filings made between the time you file the registration statement until the time it goes effective, without having to specifically list each filing.

SulphCo Response:

Please see the attached Exhibit B, which reflects the proposed change to page 27, addressing the staff’s comment number 5.

If you would like to discuss any of the responses to the staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely, /s/ Robert Shin Robert Shin, Esq.

Exhibit A

If our common stock trades below $5.00 per share and is not listed on the American Stock Exchange or a national or regional securities exchange, our common stock is subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.

As of December 31, 2006 and in subsequent quarters through June 30, 2007 we had concluded that our disclosure controls and procedures regarding information required to be included in SEC reports were not effective due to material weaknesses, and we might find other material weaknesses in the future which may adversely affect our ability to provide timely and reliable financial information and satisfy our reporting obligations under federal securities laws. As a result, current and potential stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our stock.

As of December 31, 2006 and in subsequent quarters through June 30, 2007, we detected material weaknesses in our disclosure controls and procedures regarding information required to be included in SEC reports. As a result of these weaknesses, management had concluded that as of December 31, 2006, and in subsequent quarters through June 30, 2007, our disclosure controls and procedures were not effective as of such dates. In particular, management concluded that:

·	There were deficiencies in the communications between previous management to the Board of Directors and the Audit Committee;

·
We did not have adequate controls over the accounting, review and processing of transactions involving decisions to expense or capitalize certain items involving research and development, fixed assets and patent maintenance;

·	We did not have adequate transaction controls over the accounting, review and processing of liability recognition at the end of accounting periods;

·	We did not have adequate controls over the accounting, review and processing of transactions involving issuances of stock and options or cash commitments; and

·	We lacked personnel with sufficient financial expertise and experience to make appropriate judgments resulting in appropriate accounting and financial reporting.

Exhibit B

(4)
Our Current Reports on Form 8-K filed January 18, 2007, January 22, 2007, January 25, 2007, February 7, 2007, February 9, 2007, February 12, 2007, March 14, 2007 and March 29, 2007, May 23, 2007, June 1, 2007, July 13, 2007, July 16, 2007, July 17, 2007, August 6, 2007, August 7, 2007, August 9, 2007, September 7, 2007, November 15, 2007, November 29, 2007, December 3, 2007, December 11, 2007, January 25, 2008 and February 8, 2008;

(5)	Our Current Report on Form 8-K/A, filed with the SEC on February 12, 2007.

(6)	The description of our common stock contained in our report on Form 8-A filed on October 3, 2005, including any amendments or reports filed for the purpose of updating that description.

In addition, we also incorporate by reference into this prospectus additional information that we may subsequently file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests should be addressed to us as follows:

SulphCo, Inc.
4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX 77043
Attention: Mr. Stanley W. Farmer
Vice President and Chief Financial Officer
Telephone: (713) 896-9100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.